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                             October 27, 2022

       Gareth Genner
       Chief Executive Officer
       T Stamp Inc.
       3017 Bolling Way NE, Floors 1 and 2
       Atlanta, Georgia, 30305

                                                        Re: T Stamp Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 30,
2022
                                                            File No. 333-267668

       Dear Gareth Genner:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page, page 3

   1. We note your disclosure that "This prospectus also covers any additional shares of
                                                        Class A Common Stock
that may become issuable upon any anti-dilution adjustment
                                                        pursuant to the terms
of the Warrants issued to the Selling Stockholders by reason of stock splits, stock
dividends, and other events described therein." Please revise to track the language of Rule 416 of
the Securities Act of 1933. Alternatively, confirm your
                                                        understanding that Rule
416 covers only securities issuable pursuant to transactions like those specified in Rule
416 and would not, for example, cover stock issuable as a result of a market-based
conversion formula. For guidance, refer to Securities Act Rules
                                                        Compliance and
Disclosure Interpretation 213.02.
 Gareth Genner
FirstName LastNameGareth Genner
T Stamp Inc.
Comapany
October 27,NameT
            2022 Stamp Inc.
October
Page 2 27, 2022 Page 2
FirstName LastName
Risk Factors, page 13

2. We note from your December 31, 2021 Form 10-K and subsequent Forms 10-Q that, in connection with the audit of your financial statements for the year ended December 31,
         2021, your independent auditor identified material weaknesses in your internal control over financial reporting. Please revise to include a risk factor regarding such weaknesses.
         Also, describe the material weaknesses, the steps that have been taken or will be taken to remediate such weaknesses and the timing of such remediation activities.
3. Your disclosure that you are controlled by your officers and directors is inconsistent with the disclosure in the beneficial ownership table. Please advise or revise.
Selling Stockholders, page 25

4. Please identify whether the selling stockholder is a registered broker-dealer or an affiliate of a broker-dealer. Please note that a registration statement registering the resale of securities being offered by a broker-dealer must identify the broker-dealer as an underwriter if the securities were not issued as underwriting compensation. For a selling stockholder that is an affiliate of a broker-dealer, your prospectus must state, if true, that:
         (1) the seller purchased the securities in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, please disclose that the selling stockholder is an underwriter. Please revise or advise.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Business Measures, page 30

5. We note that your presentation of the non-GAAP measure called "Gross revenues" adjusts
         GAAP revenues recognized on a net basis to add back third party costs rebilled to clients and thus presents revenue on a gross basis. This non-GAAP measure appears to substitute individually tailored revenue recognition and measurement methods for those of GAAP.
         Please revise to remove this non-GAAP measure or advise. Similar revisions should be made to your Form 10-Q and Form 10-K filings. Refer to Question 100.04 of the Non-
         GAAP Compliance and Disclosure Interpretations (C&DIs) and Rule 100(b) of
         Regulation G.
The Company's Business
Our Markets, page 51

6. Please clarify in which markets you intend to operate, describe the nature of the services you intend to provide within each market and the types of customers you anticipate engaging in each market. In this regard, we note that your current disclosure identifies market opportunities but does not explain how your product specifically relates to each potential market. Refer to Item 101(h)(4)(1) of Regulation S-K. Gareth Genner
T Stamp Inc.
October 27, 2022
Page 3
Key Customers, page 56

7. We note that you generated substantially all of your revenue from two customers. Please identify and discuss the material terms of your purchase or other agreements with these customers including the term and termination provisions. Refer to Item 101(h)(4)(vi) of
      Regulation S-K.
Certain Relationships and Related Party Transactions, page 79

8. Please include a brief discussion of the director nomination rights agreement with FSH
      Capital. Refer to Item 404(d) of Regulation S-K.
Certain Relationships and Related Party Transactions
Employment Agreements with Gareth Genner, Andrew Gowasack, Andrew Scott Francis, and
Alex Valdes, page 80

9. Please file the employment agreements with Messrs. Francis and Valdes as exhibits to your registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.
Exhibits

10. Please revise the opinion of counsel to state that the 975,000 shares that are issued and outstanding are legally issued, fully paid and non-assessable. For guidance, refer to
      Section II.B.2.h of Staff Legal Bulletin No. 19.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce, Staff
Attorney, at (202) 551-3887 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.



                                                            Sincerely,
FirstName LastNameGareth Genner
Comapany NameT Stamp Inc.                                   Division of
Corporation Finance
October 27, 2022 Page 3                                     Office of
Technology
cc:
FirstName Andrew Stephenson
          LastName